 November 25, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	American Laser Healthcare Corp. (the “Company”)

Form 8-K Filed November 12, 2013 File No. 000-54541

Dear Mr. McAllister:

We are writing to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated November 15, 2013 (the “Comment Letter”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the order they appear in the Comment Letter.

Form 8-K filed on November 12, 2013

Item 4.01 Changes in Registrant’s Certifying Accountant

1.

Please revise paragraph 2 to describe the two fiscal years as required by Item 304(a)(1)(ii) of Regulation S-K.  In this regard, disclose whether former accountant’s audit report of your financial statements for the fiscal years ended December, 31, 2011 and September 30, 2012 contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification.

The Company has revised paragraph 2 in the amended 8-K to be filed on November 25, 2013.  The amended 8-K clarifies the former accountant’s audit reports for the past two fiscal years, including disclosure of the explanatory paragraph in which the former accountant expressed substantial doubt about the Company’s ability to continue as a going concern.

2.

Please revise paragraph 4 to also disclose whether you had disagreement with former accountant for the period between June 30, 2013 and October 18, 2013, the date of resignation.  Refer to Item 304(a)(1)(iv) of Regulation S-K.

The Company has revised paragraph 4 in the amended 8-K to be filed on November 25, 2013.  The amended 8-K clarifies that there were no disagreements with the former accountant from October 13, 2012 (the date of appointment) through October 18, 2013 (the date of resignation).

3.

Please revise paragraph 5 to specifically state whether you have consulted your newly engaged accountant during the two most recent fiscal years and any subsequent interim period prior to engaging that accountant.  Refer to Item 304(a)(2) of Regulation S-K.

The Company has revised paragraph 4 in the amended 8-K to be filed on November 25, 2013.  The amended 8-K clarifies that the Company has not consulted with Anton & Chia, LLP (“Anton & Chia”) the Company’s newly engaged independent accountants at any time during the most recent fiscal year ending September 30, 2013 and any subsequent interim period prior to engaging the accountant on October 24, 2013.  Anton & Chia previously served as the Company’s independent accountants prior to JPDH & Company being appointed on October 13, 2012.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any further questions.

Very truly yours,

AMERICAN LASER HEALTHCARE CORP.

/s/ David Janisch David Janisch
Chief Executive Officer